EXHIBIT 1

                                  [TRANSLATION]

                                                                    July 4, 2007

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

                                IMMEDIATE REPORT

          Nature of the Event: Response to the Request For Information

On June 17, 2007 the Bank issued an Immediate Report advising that on that day the Government Companies Authority publicized a Request For Information ("RFI") by which the Authority advised that the Government of Israel seeks to obtain information from those parties who are interested in purchasing the Industrial Development Bank of Israel Ltd., and asks that parties who are interested submit their application on July 3, 2007.

The Government Companies Authority advised the Bank that in reply to its publication regarding the examination of various options for the sale of the Bank, the Authority received eleven applications from companies and individuals and that the Authority will examine the various applications in the near future.

The date and time when the Company was first made aware of the event or matter:
July 4, 2007 at 11:00 P.M.